EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a summary of all material characteristics of the capital stock of LightPath Technologies, Inc., a Delaware corporation (“LightPath,” the “Company,” “we,” “us,” or “our”) as set forth in our Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Amended and Restated Bylaws, as further amended (the “Bylaws”), and as registered under Section 12 of the Securities Exchange Act of 1934, as amended. The summary does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws, each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part and to the provisions of the Delaware General Corporate Law (the “DGCL”). We encourage you to review complete copies of our Certificate of Incorporation and our Bylaws, and the applicable provisions of the DGCL for additional information.

General

Our authorized capital stock consists of 105,000,000 shares, divided into 100,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). Under our Certificate of Incorporation, our board of directors (our “Board”) has the authority to issue such shares of Common Stock and Preferred Stock in one or more classes or series, with such voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and such qualifications, limitations or restrictions thereof, if any, as shall be provided for in a resolution or resolutions adopted by our Board and filed as designations.

Class A Common Stock

Of the 100,000,000 shares of Common Stock authorized in our Certificate of Incorporation, our Board has designated 94,500,000 shares as Class A common stock, par value $0.01 per share (the “Class A Common Stock”). As of September 23, 2025, 44,670,213 shares of our Class A Common Stock were outstanding. The remaining 5,500,000 shares of authorized Common Stock were designated as Class E-1 Common Stock, Class E-2 Common Stock, or Class E-3 Common Stock, all previously outstanding shares of which have been previously redeemed or converted into shares of our Class A Common Stock.

Holders of our Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and are entitled to receive dividends when and as declared by our Board out of funds legally available therefore for distribution to stockholders and to share ratably in the assets legally available for distribution to stockholders in the event of the liquidation or dissolution, whether voluntary or involuntary, of LightPath. We have not paid any dividends and do not anticipate paying any dividends on our Class A Common Stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. Our Class A Common Stockholders do not have cumulative voting rights in the election of directors and have no preemptive, subscription, or conversion rights. Our Class A Common Stock is not subject to redemption by us.

As of September 23, 2025, we have reserved for issuance 1,080,953 shares of our Class A Common Stock underlying outstanding restricted stock units, 121,912 shares of our Class A Common Stock underlying outstanding restricted stock awards, 717,035 shares of our Class A Common Stock for issuance upon the exercise of outstanding stock options, 4,170,347 shares of our Class A Common Stock for issuance under the 2018 Stock and Incentive Compensation Plan, and 400,000 shares of our Class A Common Stock for issuance under our 2025 Employee Stock Purchase Plan.

The transfer agent and registrar for our Class A Common Stock is Computershare Trust Company, N.A.

Preferred Stock

Of the 5,000,000 shares of Preferred Stock authorized, our Board has previously designated:

•	250 shares of Preferred Stock as Series A Preferred Stock, all previously outstanding shares of which have been previously redeemed or converted into shares of our Class A Common Stock and may not be reissued;
•	300 shares of Preferred Stock as Series B Preferred Stock, all previously outstanding shares of which have been previously redeemed or converted into shares of our Class A Common Stock and may not be reissued;
•	500 shares of Preferred Stock as Series C Preferred Stock, all previously outstanding shares of which have been previously redeemed or converted into shares of our Class A Common Stock and may not be reissued;
•	500,000 shares of Preferred Stock as Series D Preferred Stock, none of which have been issued; however, in 1998, our Board declared a dividend distribution as a right to purchase one share of Series D Preferred Stock for each outstanding share of Class A Common Stock upon occurrence of certain events. The rights expired on February 28, 2021;
•	500 shares of Preferred Stock as Series F Preferred Stock, all previously outstanding shares of which have been previously redeemed or converted into shares of our Class A Common Stock and may not be reissued; and
•	35,111 shares of Preferred Stock as Series G Convertible Preferred Stock.

Of the 5,000,000 shares of Preferred Stock, 4,463,339 shares of our Preferred Stock remain available for designation by our Board. Accordingly, our Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock could have the effect of restricting dividends on the Class A Common Stock, diluting the voting power of the Class A Common Stock, impairing the liquidation rights of the Class A Common Stock, or delaying or preventing a change in control of us, all without further action by our stockholders.

Series G Convertible Preferred Stock

As of September 23, 2025, 24,956 shares of our Series G Convertible Preferred Stock were outstanding.

•	Dividends. The Series G Convertible Preferred Stock bears dividends at a per annum rate of 6.5%, which accrues daily and compounds on quarterly basis from the issuance date on the stated value of $1,000 per share (the “Stated Value”). Dividends will not be paid or payable in cash, except, at the Company’s option, and subject to applicable law, such dividends may be payable quarterly in cash beginning on the five-year anniversary of the issuance date, with the period between the issuance date and such five-year anniversary being defined as the “Guaranteed Term.” Dividends will cease to accrue if, following the end of the Guaranteed Term, the closing price of the Class A Common Stock on the principal market equals or exceeds three hundred percent (300%) of the then-applicable Conversion Price, as adjusted according to the Company’s Certificate of Designations, Preferences and Rights of the Series G Convertible Preferred Stock to be filed with the Delaware Secretary of State (the “Certificate of Designations”), for a period of 30 consecutive trading days. Holders will also be entitled to receive dividends on shares of Series G Convertible Preferred Stock equal (on an as-if converted-to-Common-Stock basis regardless of whether the Series G Convertible Preferred Stock is then convertible or otherwise subject to conversion limitations) to and in the same form as dividends actually paid on shares of the Class A Common Stock when, as and if such dividends are paid on shares of the Class A Common Stock. To the extent that, during the Guaranteed Term, the Company undergoes certain fundamental events or effects a mandatory conversion of the Series G Convertible Preferred Stock, then, immediately prior to the effective time of such event, the amount of accrued dividends shall by increased by an amount that would have otherwise accrued with respect to the Series G Convertible Preferred Stock between the date of such event and the end of the Guaranteed Term (the “Make Whole Amount”).

•	Conversion. At any time or times on or after the issuance date, any holder of Series G Convertible Preferred Stock will be entitled to convert any whole number of Series G Convertible Preferred Stock into fully paid and nonassessable shares of Class A Common Stock at the Conversion Rate (as defined below). The number of Conversion Shares issuable upon conversion of each of the Series G Convertible Preferred Stock will be determined according to the quotient (the “Conversion Rate”) of (i) the Stated Value per share plus an amount per share equal to any accrued and unpaid dividends and, if applicable, any Make Whole Amount (the “Liquidation Preference”), divided by (ii) $2.15, subject to adjustment as provided by the Certificate of Designation (the “Conversion Price”). In addition, on or after the three-year anniversary of the issuance date, if (x) the closing price of the Class A Common Stock on the principal market equals or exceeds three hundred percent (300%) of the then-applicable Conversion Price, for 20 trading days during any 30 consecutive trading day period, and (y) at the time the preceding clause (x) is satisfied, the Company’s EBITDA for the four consecutive calendar quarterly immediately preceding such date equals or exceeds $20.0 million, then the Company will have the right, upon ten trading days’ written notice, to cause the conversion of all of the outstanding Series G Convertible Preferred Stock into shares of Class A Common Stock (the “Conversion Shares”) at the Conversion Rate.
•	Voting Rights. The holders of Series G Convertible Preferred Stock will be entitled to notice of all stockholder meetings at which holders of Class A Common Stock are entitled to vote. Each holder of Series G Convertible Preferred Stock will be entitled to vote such Series G Convertible Preferred Stock on an as-converted basis (based upon the aggregate number of conversion shares into which such holder’s Series G Convertible Preferred Stock are then convertible, giving effect to any limitations on conversion set forth in the Certificate of Designations) with respect to all matters on which holders of Class A Common Stock are entitled to vote, voting together with the Class A Common Stock as a single class, and will otherwise be entitled to such voting rights as required by applicable law.
•	Redemption. At any time after the Guaranteed Term, each of the Company and North Run Strategic Opportunities Fund I, L.P. shall have the right to require the Company to redeem all of the Series G Convertible Preferred Stock at a price per Preferred Share equal to the greater of (i) 150% of the then-applicable Liquidation Preference and (ii) the product of (A) the Conversion Rate on the applicable redemption date multiplied by (B) the VWAP (as defined in the Certificate of Designations) of the Class A Common Stock for the five trading day period immediately preceding the applicable redemption date. In the event that the amount determined pursuant to clause (B) exceeds the amount determined pursuant to Clause (A), the number of shares that the Company will be required to redeem will be proportionately reduced, and the Company will have the right to cause the conversion of any remaining shares of Series G Convertible Preferred Stock thereafter, subject to certain limitations. Further, simultaneous with or after the occurrence of a Fundamental Transaction (as defined in the Certificate of Designations), the Company will be obligated to redeem all outstanding Series G Convertible Preferred Stock at a price per Preferred Share equal to the greater of (i) the applicable Liquidation Preference, and (ii) the product of (A) the Conversion Rate at such time, multiplied by (B) either (x) in the event of a Fundamental Transaction in which all of the outstanding shares are exchanged for, or converted into the right to receive, consideration consisting solely of cash, then the consideration per share of Class A Common Stock payable in such Fundamental Transaction, or (y) otherwise, the VWAP on the date immediately preceding the closing of the Fundamental Transaction.

•	Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series G Convertible Preferred Stock will be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of any of the capital stock of the Company of any class junior in rank to the Series G Convertible Preferred Stock in respect of the preferences as to the distributions and payments on the liquidation, dissolution and winding up of the Company, an amount per Preferred Share equal to the greater of (i) the Liquidation Preference, or (b) such amount per share as would have been payable had all Series G Convertible Preferred Stock been converted into Class A Common Stock immediately prior to such liquidation, dissolution or winding up (collectively, the “Preferred Funds”), subject to proration among holders of Series G Convertible Preferred Stock and pari passu securities in the event that the Preferred Funds are insufficient to pay the full amount due.
•	Holders of our Series G Convertible Series G Convertible Preferred Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and are entitled to receive dividends when and as declared by our Board out of funds legally available therefore for distribution to stockholders and to share ratably in the assets legally available for distribution to stockholders in the event of the liquidation or dissolution, whether voluntary or involuntary, of LightPath. We have not paid any dividends and do not anticipate paying any dividends on our Class A Common Stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. Our Class A Common Stockholders do not have cumulative voting rights in the election of directors and have no preemptive, subscription, or conversion rights. Our Class A Common Stock is not subject to redemption by us.

Options

As of September 23, 2025, we had 717,035 shares of our Class A Common Stock underlying stock options outstanding, having a weighted-average exercise price of approximately $2.12 per share.

Warrants

As of September 23, 2025, we had 4,523,471 warrants outstanding to purchase shares an aggregate of 4,523,471 shares of Class A Common Stock (collectively, the “Warrants”).

The Warrants have an exercise price equal to $2.58 per share (the “Exercise Price”). The Exercise Price and the number of underlying shares of Class A Common Stock are subject to proportional adjustment in the event of customary stock splits, stock dividends, combinations or similar events. The Warrants will expire on February 18, 2031, the six-year anniversary of issuance, and are exercisable at any time on or after the issuance date. The Warrants may be exercised on a cashless basis at any time, at the election of the holder in its sole discretion, and the Warrants will automatically be exercised on a cashless basis upon the expiration of the Warrants if not otherwise exercised prior thereto.

Certain Provisions of our Certificate of Incorporation, our Bylaws, and the DGCL

Certain provisions in our Certificate of Incorporation and Bylaws, as well as certain provisions of the DGCL, may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price of the shares held by stockholders. These provisions contained in our Certificate of Incorporation and Bylaws include the items described below.

•	Classified Board. Our Certificate of Incorporation provides that our Board is to be divided into three classes, as equal in number as possible, with directors in each class serving three-year terms. Provisions of this type may serve to delay or prevent an acquisition of us or a change in our directors and officers.
•	No Written Consents. Our Certificate of Incorporation and Bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent.
•	Special Meetings of Stockholders. Our Bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, President, or a majority of our Board.
•	Stockholder Advance Notice Procedures. Our Bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing and also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of our stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in our management.
•	No Cumulative Voting. Our Certificate of Incorporation does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares could be able to ensure the election of one or more directors.
•	Exclusive Forum. Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the courts in the State of Delaware are, to the fullest extent permitted by applicable law, the sole and exclusive forum for any claims, including claims in the right of the Company, brought by a stockholder (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware.
•	Undesignated Preferred Stock. Because our Board has the power to establish the preferences and rights of the shares of any additional series of Preferred Stock, it may afford holders of any Preferred Stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of our Class A Common Stock, which could adversely affect the holders of our Class A Common Stock and could discourage a takeover of us even if a change of control of LightPath would be beneficial to the interests of our stockholders.

These and other provisions contained in our Certificate of Incorporation and Bylaws are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. However, these provisions could delay or discourage transactions involving an actual or potential change in control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests.

In addition, we are subject to the provisions of Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless:

•	The board of directors of the corporation approved the business combination or other transaction in which the person became an interested stockholder prior to the date of the business combination or other transaction;
•	Upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers of the corporation and shares issued under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	On or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation authorized the business combination at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of a corporation’s voting stock.

Section 203 of the DGCL could depress our stock price and delay, discourage, or prohibit transactions not approved in advance by our Board, such as takeover attempts that might otherwise involve the payment to our stockholders of a premium over the market price of our Class A Common Stock.